Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

January 27, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Transcript of the Earnings call conducted on January 21, 2026

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended December 31, 2025, conducted on January 21, 2026. Also, please note that this transcript of the call has been uploaded on our website and is available at the following link.

Weblink: https://www.drreddys.com/cms/sites/default/files/2026-01/DRL_Q3FY26EarningsCallTranscript_21Jan2026.pdf

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy’s Laboratories Limited’s

Q3FY26 Earnings Call

January 21, 2026

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. M. V. Narasimham: Chief Financial Officer
Ms. Aishwarya Sitharam: Head - Investor Relations

Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Aishwarya Sitharam:

Good day, everyone, and welcome to the Q3FY26 earnings call of Dr. Reddy's Laboratories Limited. We appreciate your continued interest in our Company. I'm Aishwarya Sitharam, Head of Investor Relations at Dr. Reddy’s.

Joining us today are members of the leadership team, Mr. Erez Israeli, our Chief Executive Officer and Mr. M. V. Narasimham (MVN), our Chief Financial Officer.

Our quarterly financial results have been published earlier today and are available on our website for your reference.

We will start today’s call with MVN providing an overview of our financial performance for the quarter. Following that, Erez will share his insights on key business highlights, as well as the Company’s strategic outlook. We will then open the floor for questions.

All commentary and analysis during this call are based on our IFRS Consolidated financial statements. Please note that certain non-GAAP financial measures may also be discussed. Reconciliations to the corresponding GAAP measures are included in our press release. I would like to remind everyone that the ‘Safe Harbor’ provisions outlined in our press release today apply to all forward-looking statements made during this call.

Before we proceed, I would like to call out a few housekeeping points. All participants will be in the ‘listen-only’ mode during the opening remarks. Should you need any technical assistance during the call, please use the chat function in your Zoom application. The chat will not be monitored for any questions to the management. This session is being recorded, and both the audio and the transcript will be made available on our website. Please note that this call is the proprietary material of Dr. Reddy's Laboratories Limited and may not be rebroadcasted or quoted in any media or public forum, without prior, written permission from the company.

With that, let me now hand the call over to MVN to present the financial highlights for the quarter. Over to you, MVN.

M. V. Narasimham:

Thank you, Aishwarya. A warm welcome to all. Thank you for joining us on our Q3FY26 earnings call. It is my pleasure to take you through our financial performance for the quarter.

The business delivered a resilient performance in Q3FY26, reporting a 4.4% revenue growth and steady profitability, despite product-specific headwinds. The performance reported this quarter was largely attributable to the double-digit growth delivered by our underlying base businesses, excluding Lenalidomide, aided by favourable forex.

Reported EBITDA margin, which stood at 23.5%, included a one-time provision related to the impact of changes in employee benefit obligations under the new Labour Codes in India. Adjusting for this one-time provision, the EBITDA margin was 24.8%.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

All financial figures in this section are translated into US dollars, using a convenience translation rate of ₹89.84, the exchange rate prevailing as of December 31, 2025.

Consolidated revenues for the quarter stood at 78,727 crores, which is US$971 million, a growth of 4.4% YoY and a decline of 0.9% on a sequential basis. Strong performance across our Branded businesses, namely India, Emerging Markets and the acquired consumer healthcare business in Nicotine Replacement Therapy (NRT), further supported by favourable currency exchange rate movements, was partially offset by lower Lenalidomide sales and continued pricing pressure in US and Europe generics.

Consolidated gross profit margin for the quarter was at 53.6%, a decrease of 505 basis points year-over-year and 104 basis points sequentially. The decline in margins during the quarter was largely on account of lower Lenalidomide sales, price erosion in our unbranded Generics businesses, adverse product mix in PSAI and the one-time provision related to the new Labour Codes mentioned earlier. Adjusting for this one-off, the margin was at 54.1%. The reported gross margin was 57.4% for Global Generics and 17.3% for PSAI.

The SG&A spend for the quarter was ₹2,692 crores, which is US$300 million, an increase of 12% year-over-year and 2% QoQ. The year-over-year increase was primarily on account of ongoing, targeted investments to support long-term growth of our branded franchises, namely the acquired NRT consumer healthcare business and branded generics, adverse forex impact, as well as the one-time provision related to the new Labour Codes. SG&A spends accounted for around 31 % of revenues during the quarter and was higher by 199 basis points YoY and 82 basis points on a sequential basis. Excluding the one-off provision, SG&A spends as a % to revenues was around 30% in Q3FY26.

The R&D spend for the quarter was ₹615 crores, which is US$68 million, a decline of 8% year- over-year and largely flat sequentially. The decrease reflected lower development spends in biosimilars, given that a large part of investments related to Abatacept have been completed. The spend this quarter also included the one-time new Labour Codes related provision. The R&D spend was 7% of revenues for Q3FY26, lower by 92 basis points year-over-year and at the same level as the previous quarter. Excluding the one-off, R&D spend was at 6.8% of Q3 revenues.

Other operating income for the quarter was Rs. 77 crores, as against Rs. 44 crores in the corresponding quarter last year.

EBITDA for the quarter, including other income, stood at ₹2,049 crores, which is US$228 million, a decline of 11 % on a year-over-year basis and 13% sequentially. The EBITDA margin stood at 23.5%, lower by 401 basis points year-over-year and 322 basis points QoQ. Adjusting for the one-time new Labour Codes related provision, the underlying EBITDA margin was at 24.8%.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

The net finance income for the quarter was higher at ₹117 crores, as compared to net finance expenses of ₹2 crores during the same quarter last year. The increase in net finance income was primarily on account of higher foreign exchange gain this quarter, in comparison to a foreign exchange loss reported in the corresponding quarter last year.

As a result, profit before tax for the quarter stood at ₹1,543 crores, that is US$172 million. PBT as a % of revenues was at 17.7%. Excluding the one-time new Labour Codes related provision, the PBT margin was at 19%.

Effective tax rate for the quarter was at 22.9%, compared to 25.1% in the corresponding period last year. The ETR for Q3FY26 was lower primarily due to a favourable jurisdictional mix for the quarter, in comparison to the same period in the previous year.

Profit after tax attributable to equity holders of the parent for the quarter stood at ₹ 1,210 crores, which is US$135 million, a decline of 14% year-over-year and 16% QoQ. This is at 13.9% of revenues, before adjusting for the one-off provision related to the new Labour Codes.

Diluted EPS for the quarter is ₹14.52.

Operating working capital as of 31st December 2025 was ₹14,142 crores, which is US$1.57 billion, an increase of ₹811 crores, which is US$90 million over 30th September 2025.

Capex cash outflow for the quarter stood at ₹669 crores, which is US$75 million. Free cash flow generated during the quarter was ₹374 crores, which is US$42 million. As of December 31, 2025, we have a net cash surplus of ₹3,069 crores, i.e., US$342 million.

Foreign currency cash flow hedges executed through derivative instruments during the period are as follows. US$481 million hedged using combination of forwards & structured derivative contracts, scheduled to mature through March 2027. These contracts are hedged at a rate of ₹89.1 to ₹90.3 per US dollar. RUB 2.93 billion hedged at a fixed rate of ₹ 1.06 per Russian Ruble, with maturity falling within the next three months.

With this, I now request Erez to take us through the key business highlights.

Erez Israeli:

Thank you so much, MVN. Good day, everyone, and thank you for joining us today. We really appreciate your continued engagement and interest in our Company. Thank you all for joining our meeting.

Our overall performance in Q3FY26 remained consistent with our strategy, and we continued to deliver on our strategic priorities during the quarter, namely, growing the base business, driving cost efficiencies across operations, advancing our key pipeline programs, Semaglutide and Abatacept, as well as pursuing selective business development (BD) opportunities to augment our organic growth efforts.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

In line with our stated aspirations, our underlying base business delivered overall a double-digit growth this quarter. The Company’s EBITDA margin was about 25%. This is adjusted for a one-time provision related to the new Labour Codes in India.

Let me now walk you through some of the key highlights of the quarter.

Revenue grew by 4.4% year-on-year, despite lower contribution from Lenalidomide. Our base business, excluding Lenalidomide, delivered a double-digit growth. The overall growth for the quarter was also aided by favourable forex. EBITDA margin stood at 23.5%, which included a one-time provision related to the new Labour Codes mentioned earlier. Excluding this one-time provision, EBITDA margin is at 24.8%, like I mentioned about 25%. Annualized ROCE was at 20.4%. Net cash surplus at the end of the quarter was US$342 million.

In alignment with our strategic focus to deliver first-in-class and innovative therapies in India and Emerging Markets, we entered into a strategic collaboration with Immutep for commercialisation of a novel, immunotherapy oncology drug, Eftilagimod Alfa, in key global markets outside of North America, Europe, Japan, and Greater China, with an upfront of US$20 million, potential regulatory and commercial milestones of up to US$350 million as well as royalties. Further, we recently launched Hevaxin®, a novel, recombinant vaccine for the prevention of Hepatitis-E virus infection in India.

We are pleased that the integration of the acquired Nicotine Replacement Therapy (NRT) business is progressing as per plan. 85% of the business by value is now under our operational control. The next phase of integration will include select countries in Asia-Pacific, Middle East, and Latin America. We expect integration largely to be completed by the end of this fiscal.

We continue to make progress on our key pipeline products. During the quarter, we received the marketing authorization for our Semaglutide injection in India from the DCGI (Drugs Controller General of India), following the recommendation of Subject Expert Committee (SEC) under Central Drugs Standard Control Organization (CDSCO). Further, the necessary local manufacturing licenses have been secured. We have also started filing in various Emerging Markets through the COPP route. In October 2025 end, we received a Notice of Non- Compliance from the Canadian Pharmaceutical Drugs Directorate for our Semaglutide Injection, which outlined requests for additional information and clarifications on specific aspects of our submission. We promptly submitted our response by mid-November 2025, well within the stipulated time and now we are awaiting a response from the regulatory agency in Canada.

On the biologies front, we have completed the filing of the Biologies License Application (BLA) for the Intravenous (IV) presentation of our Abatacept biosimilar candidate in December 2025, as per the schedule. Following the positive opinion from the CHMP, we received the European Commission approval for Denosumab biosimilar in Q3FY26. Likewise, we have also received the approval from MHRA in UK. Our in-house commercial team has launched the product in Germany in December and launch preparations are underway for the UK and other European countries. We received a Complete Response Letter (CRL) from the USFDA for our Denosumab biosimilar BLA, which was developed by our partner, Alvotech. The CRL refers to the observations from a pre-license inspection of Alvotech’s Reykjavik manufacturing facility.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

On the regulatory front, in November 2025, the USFDA concluded a GMP inspection at our API facility, CTO SEZ, in Srikakulam, Andhra Pradesh, with zero observations. In December 2025, the USFDA completed a GMP and a Pre-Approval Inspection (PAI) at our formulations facility, FTO-SEZ PU-01, in Srikakulam, Andhra Pradesh and issued a Form 483 with 5 observations. We have responded to the agency within the stipulated timelines. Recently, the USFDA issued a Post-Application Action Letter (PAAL), in relation to the responses submitted to the observations received post the PAI conducted at our Bachupally biologies facility in September 2025 for our Rituximab biosimilar. We are actively working to resolve the outstanding observations.

Our CDMO business, Aurigene Pharmaceutical Services Limited (APSL), served as the exclusive API manufacturer for two of 46 Novel Drugs approved by USFDA in 2025. Further, APSL delivered three discovery programs through it’s in-house, AI assisted drug discovery platform, ‘Aurigene.AI’.

We continue to progress on our industry-leading sustainability practices. During the quarter, we announced Science-Based Net Zero Climate Targets, making us the only Indian Pharmaceutical company to commit to such a target by FY2045. We are in the leadership position in CDP’s Water Security and Climate Change categories for 2025.

Let me take you through the key business highlights for the quarter. Please note that all financial figures mentioned are reported in their respective local currencies.

Our North America Generics business generated revenues of US$338 million for the quarter, a decline of 16% year-on-year and 9% sequentially. The decline was primarily on account of lower Lenalidomide sales and price erosion in certain key products. During the quarter, we continued the launch momentum, adding six new products to our portfolio.

Our European Generics business reported revenues of €140 million for the quarter, a growth of 4% on a year-on-year basis as well as sequentially. The acquired Nicotine Replacement Therapy (NRT) portfolio, which is now also in the base, has been performing well. Further, new product launches helped offset the impact of price erosion in generics. During the quarter, we launched ten new generic products across markets, further strengthening our product portfolio in Europe.

Our Emerging Markets business delivered revenues of ₹1,896 crores in Q3FY26, reflecting a robust growth of 32% year-on-year and 15% sequentially. Growth was primarily driven by new product launches across various markets and favourable forex. During the quarter, we introduced 30 new products across countries, in line with our commitment to improving access and further deepening our market presence. Within this segment, our Russia business delivered a growth of 21% year-on-year and 16% sequentially in constant currency terms, amid continued adverse macroeconomic conditions.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Our India business reported revenues of ₹ 1,603 crores in Q3FY26, delivering a healthy, double-digit, year-on-year growth of 19% and 2% increase sequentially. This performance was attributable to revenues from our innovation franchise, new brand launches, price increases, higher volumes as well as contributions from the recently acquired Stugeron portfolio. According to IQVIA, we continue to outperform the Indian Pharmaceutical Market (IPM), with a moving quarterly total (MQT) growth of 12.3%, compared to the IPM’s growth of 11.8% and a moving annual total (MAT) growth of 9.7%, compared to the IPM’s 8.9% growth. Our IPM Rank is 10 for the quarter and 9 for the month of December 2025. During the quarter, we launched two new brands, as we continue to enhance our domestic market presence.

Our PSAI business reported revenues of US$92 million in Q3FY26, resulting in a decline of 5% year-over-year and 15% sequentially. During the quarter, we filed 31 Drug Master Files globally.

In line with our strategic priorities, we remain committed to investing in differentiated R&D programs, especially peptides and biosimilars, that offer meaningful commercial opportunities. In addition to our in-house developmental efforts, we will also continue to strategically collaborate to build our innovation portfolio for India and Emerging markets. During the quarter, we completed 28 global generic filings.

As we look forward, our focus remains on effective execution to deliver on our strategic priorities, improving base business growth, advancing differentiated pipeline products like Semaglutide and Abatacept, driving operational efficiencies and pursuing value-accretive acquisitions and partnerships, aimed at creating long-term value for our stakeholders.

Before we move to the Q&A section, I would like to announce that Aishwarya Sitharam has recently taken over as the Head of Investor Relations from Richa Periwal. I wish both Aishwarya and Richa - Richa is staying with our organisation - success in their respective, new, promoted roles.

With that, I welcome your thoughts and questions as we move into the Q&A session.

Aishwarya Sitharam:

Thank you very much, Erez. We will now begin the question-and-answer session. To join the question queue, please use the ‘raise hand’ option available on the bar at the bottom of your Zoom application. If you wish to exit the question queue, you may click on the ‘lower hand’ option. Participants are requested to not ask more than two questions at a time, and to rejoin the queue in case of any incremental queries. I would like to reiterate that the chat will not be monitored for any questions to the management. However, in case of any technical concerns, please do feel free to reach out to us through the chat option.

The first question is from the line of Neha Manpuria from Bank of America. Neha, please go ahead.

Neha Manpuria:

Yeah, thanks, Aishwarya. Two questions from me. First, on the India business growth, the 19% growth. How should I think about, you know, organic growth for the India business? Because we did have the Stugeron acquisition in this quarter. Was that a meaningful contributor to this 19% growth? If I were to strip that out, would that growth still be, let's say north of 15%? Would that be a fair assumption?

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Erez Israeli:	So, it's somewhere between 17% and 18%, if I calculate, I'm not sure exactly where it is, but let's say it's more than 17% organic, without acquisitions.
Neha Manpuria:

And what is driving this strong growth, Erez? Because, I know we've been moving in the double-digit category for a few quarters now, but the step up to 17-18% does seem very large in a quarter's time. What's changed in this quarter, and how sustainable is this growth trajectory? Particularly this, let's say, mid-teens sort of growth trajectory as we look through the next few quarters.

Erez Israeli:

So, it's primarily the performance of the innovative products. They're actually very good products that are being really appreciated by the market. So, normally, when you introduce a brand that is not known, there is a period of time in which you have cycle of physicians that recognize this product and then recommend it. So, there is a certain growth pattern in introduction of any brand. And, I think, what happened to us, is actually the strategy is working. We are, in some of these brands, in the third year since launch, in some of them in the second year. And you will start to see the move. In addition to that, the branded generics generally performed in a similar manner, meaning that we are increasing the prices, we have the support of those. But it's primarily what we called, at the time, Horizon 2, introducing of innovation to India, this is the primary move that is actually working.

Neha Manpuria:	Understood. Sorry, one last question on India. The innovative portfolio would be what portion of our sales, roughly, today? You know, if you were to quantify it?
Erez Israeli:	It's somewhere between 10 to 15%, but I'm not sure, Neha.
Neha Manpuria:

All right, no problem. And my second question is on Semaglutide. I think, you mentioned that we have submitted the response, and we are awaiting response from the agency. So, have we not got a follow-up goal date as well? And according to you, what would be the next timeline that we should look at for Semaglutide approval in Canada?

Erez Israeli:

Yeah, so we do have a goal date, because it comes automatically, 6 months from the response time. So, it takes us to May, but it doesn't mean that we need to get approval by that date, it can be any time between now and May. And hopefully May, no additional questions. I don't know when we will get a response. We are preparing for a launch even in Q4. And there are scenarios like that, and if not, it will be in Q1. But let's say any time between end of February to May, we should expect a launch in Canada.

Neha Manpuria:	Thank you so much, Erez.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Aishwarya Sitharam:	Thanks, Neha. The next question is from the line of Damayanti Kerai from HSBC. Damayanti, please go ahead.
Damayanti Kerai:

Yeah, hi. Thank you for the opportunity. My question is again on India business. So you mentioned, the innovative products, etc. is helping you to achieve such strong numbers. So, two things. Again, what is the sustainability of these growth numbers in India? And also, if you can clarify if the December quarter has some spillover benefit from the prior quarter, where we had seen the GST disruption.

Erez Israeli:	So, it's absolutely sustainable. I don't know if it's 19%. It could be also 15%. So, it's absolutely sustainable in this range. And, I don't think that we had a major spillover.
M. V. Narasimham:	There's no spillover on account of GST implementation. This is a clear quarter.
Damayanti Kerai:

Got it, thank you. My second question is on Semaglutide. I guess, we are waiting for Health Canada to revert, but meanwhile, what are your expectations in terms of pricing compared to, say, a few months back? Given now, most of the companies are gearing up for these opportunities, and what's your broader expectation on the pricing and competition in the key markets where you are looking to launch Semaglutide?

Erez Israeli:

So, my expectations did not change much since our recent discussions. We know that eventually there will be competition in Canada. We also know that Novo Nordisk announced that they want also to participate, and they even started to offer certain organizations in Canada, what they call their own generic brands, if you wish, in Canada as well. They made some arrangements like that. I still believe that if we will get the approval, we have a good chance to be alone, or even with the low level of numbers of players that will compete, and over time, they will accumulate. The opportunity, to my opinion, is still there.

Damayanti Kerai:

Sure, and earlier, I guess your expectation for pricing across different markets was somewhere, say, $20 to $70 per unit. So, are you still, expecting the similar range, in terms of pricing in different markets?

Erez Israeli:

Yeah, yeah, most of the markets will be on the lower end of the spectrum, but yes, the spectrum is still there. We did not get yet indications that it will be lower. Over time, when people will get approval, we are expecting it to be a very competitive market. There will be a short period of time, which can be from weeks to months, it depends on the market, in which we can have healthier prices, but then we're preparing ourselves for a scenario of very competitive markets.

Damayanti Kerai:	So, somewhere closer to the lower end of the range, right? That's the expectation?
Erez Israeli:	Yes. I think, this is a fair assumption for your analysis.
Damayanti Kerai:	Okay, thank you, I'll get back in the queue.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Aishwarya Sitharam:	Thanks, Damayanti. The next question is from the line of Dr. Bino Pathiparampil from Elara Capital. Bino, please go ahead.
Dr. Bino Pathiparampil:

Hi, good evening. Couple of questions. One, how much has generic Lenalidomide still contributed to the EBITDA margins in the quarter? And now that we have a visibility of our expense levels, etc., what shall we look forward to in terms of EBITDA margins in Q4 and FY27?

Erez Israeli:

You know, four years, I did not answer this question, and this is the last quarter that I need to answer this question, so I will not be able to tell you the amount, and this is because of the confidentiality agreement that we have with the innovator. It's not because I don't want. But what we can say is that the decline that you see in America is primarily Lenalidomide. And, actually, without Lenalidomide, we even grew. So, you can take it from there.

Dr. Bino Pathiparampil:	Got it. When you say, decline in the US, it's YoY or QoQ?
Erez Israeli:	Both.
Dr. Bino Pathiparampil:	Thank you. And, second, can I also understand the latest timelines now for Denosumab and Rituximab in the US?
Erez Israeli:

So, for Denosumab, Alvotech needs to answer the deficiency letter. And then, of course, it depends on how the USFDA will address the response. So, the answer is I don’t know. But it is likely that it'll be in the second quarter of FY27 and maybe even after. You know, the normal time that they evaluate the deficiency letter, a new goal date, likely that it will take us to this time frame. But I really don't know, because you know, in biologies, you don't always end up with one deficiency letter. So we need to see.

Dr. Bino Pathiparampil:	Got it.
Erez Israeli:

Answered on Denusumab. On Rituximab, we have one out of the two comments that they gave, which is related to our response, primarily related to one of the lines of the fill and finish. On that, we will answer in the next two weeks, give or take, and then the expectation is that they will come to visit us again, and re-inspect us. So, the approval likely, it's not official, but I'm giving my best assessment, that likely that we'll get re-inspection on that specific line. And I'm already pre-empting one of the next questions, there is no impact on Abatacept, because Abatacept is not on the same lines. But this is the status of rituximab. So right now, it will be the response. Then, they will decide when they want to come to visit. And it will go from there. So, unlikely, let's say, in the next 6 months, and maybe more than that.

Dr. Bino Pathiparampil:	Understood. Thank you, I'll join back the queue.
Aishwarya Sitharam:	Thank you, Bino. The next question is from the line of Abdulkader Puranwala from ICICI Securities. Abdul, please go ahead.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Abdulkader Puranwala:

Yeah, hi, thank you for the opportunity. Firstly, on Semaglutide. I heard your comments about Canada where you expect entry in February to May. How about the other countries in which the patent expires in March, including India? And, we previously talked about having a capacity of 12 million cartridges. Is there any increase to that? And by when we should see a meaningful traction coming from this product?

Erez Israeli:

So, the starting point is India. We will launch on time. The date is March 21st, which also happens to be my birthday. So, this is one. Canada, like I mentioned, it can be any time from now until the goal date of May, that's what I answered Neha. I don't know, in that spectrum, when exactly it's going to be, but the expectation is that we have an approvable product, and we will launch at this time frame. In addition to that, we are using our COPP that we got already for India to register in other markets. Altogether, like I mentioned in the past, it's much more than 80 markets. I think it's 87 or 80-something markets altogether. But the most meaningful will be Brazil, somewhere around July, as well as Turkey, give or take, the same time frame. In addition to that, we have partners, both in India as well as outside of India, who want the right for our Semaglutide for their market, and we are obtaining also licensing fee for this kind of activities, not just for this product, but also for other products. So, overall, the 12 million pens remains the same for that period of time. For the period after, we can have more than that. Right now, as you know, we are using primarily the fill-and-finish from Stelis. But as time will go by, we have additional capacity, and we'll continue to use our partner, as well as our own internal facilities.

Abdulkader Puranwala:

Sure, got it. Thanks for that. And, just to follow up on the biosimilars as well. We are having now a CRL for Denosumab and Rituximab. So, internally, how is that impacting our estimates for your entire biosimilar launch timelines? And secondly, with Abatacept, is there any timeline for launch we are planning internally?

Erez Israeli:

So, on Rituximab, the main delay of the launch is to our partner, Fresenius. As you recall, Rituximab was a product we primarily used to qualify Bachupally. And it's actually served the purpose well, maybe even too much engagement with the authorities. It's actually served the purpose really, really well in that respect. So, the overall delay in the launch versus the original plan is probably a year plus. In Europe, we already launched. So Europe is good, and we are progressing there. Denosumab, the same. We launched in Europe and we are going to launch in additional markets. It's a very competitive market over there. Denosumab, right now, because of the deficiency letter, I don't know exactly when it will be answered. So I don't know how much is the delay, but it is at least 6 months, if not more than that. For this particular product, I don't see any impact of Abatacept. Denosumab is made by a partner, Alvotech, in Reykjavik, Iceland. Abatacept is made on different lines in Bachupally, India. Obviously, we need to get approval for Abatacept in the stipulated time. We submitted it on time, so the first expectation is that we'll get somewhere towards the end of the calendar 2026, the approval for the IV product, and then we can launch it. The approval for the subcutaneous should be by January or February of 2028. We believe that we are still on time for that. Of course, we need to see that we are actually making it happen. But Abatacept, so far, looks in the right direction, especially in the United States.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Aishwarya Sitharam:	All right, thanks, Abdul. The next question is from the line of Dr. Kunal Dhamesha from Macquarie. Kunal, please go ahead.

Dr. Kunal Dhamesha:

Thank you for the opportunity. Just one on Semaglutide Canada. Is there a requirement of plant inspection from Health Canada before approval, or all those things are already done from our side as well as from our partner's side?

Erez Israeli:	So, no inspections are expected or needed. We just hope for approval. Of course, Kunal, they can give us additional queries, like a normal regulatory process. But we are expecting approval.

Dr. Kunal Dhamesha:	But normal regulatory process does not involve plant inspection from Health Canada, like the USFDA has.

Erez Israeli:	No, no inspection.

Dr. Kunal Dhamesha:

Sure, sure. And secondly, in one of the media articles, the Health Canada spokesperson has mentioned that the manufacturing of the API is different between generic players versus the innovator, and hence, whether the generics would be substitutable is kind of questionable. So, if you could provide any colour on this, how much confident we are that our generic would be substitutable, at the pharmacy level?

Erez Israeli:

It's absolutely substitutable. And by the way, what he said is not correct. Actually, also, the innovator is using synthetic API for the injectables and the recombinant products for the oral, and we are planning to do the same for the generics. So, in that respect, I don't see merit to that statement. I believe, the product is absolutely going to be substitutable, so there is no need for any special prescription, or branding, or any brand generic activity. It's a normal retail product, once we will get approval.

Dr. Kunal Dhamesha:

Sure, thanks for that. And my second question is on the new Labour Codes-related provision that we have provided some Rs. 117 Crores for. So, how should we think of this? Is it some bit of retrospective cost also baked into this Rs. 117 Crores, or it's just prospective cost? And is it recurring in nature, that structurally our employee expenses would be a little higher now? How should we think about this?

M. V. Narasimham:

So, Kunal, the wage definition has been revised, in line with the new Labour Law Codes. For employees on the payroll of the company as of December 31st, we have re-computed retrospectively. It is not prospective. So that's where this entire gratuity, leave encashment provision has been made. And going forward, in line with this, but may not be this extent, that would be, my view. Less than 50 basis points would be the impact, but that's not very significant.

Dr. Kunal Dhamesha:	Sure, thank you, and all the best.

Aishwarya Sitharam:	Thanks, Kunal. The next question is from the line of Madhav Marda from Fidelity International. Madhav, please go ahead.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Madhav Marda:

Hi, could you talk a little bit about biosimilar Abatacept launch in the European markets as well? Is that something that we are planning to target in the next couple of years? And also, if you could talk about the addressable market in Europe, as well? Thank you. That's my first question.

Erez Israeli:

Europe is a very important market for Abatacept. We are going to do it by ourselves as well as with partner to cover all the markets. Because in some of the markets, we don't have the ability to go to physicians, and so we are trying to cover as much as possible. Obviously, the markets that are tender markets, we can cover easily by ourselves.

M. V. Narasimham:	We are submitting in July 2026, and expecting approval in 12 months.

Erez Israeli:	So, July 2027, you should expect a launch in Europe for both IV and the subcutaneous.

Madhav Marda:	And, how large is the addressable market in Europe for Abatacept today?

Erez Israeli:	About US$2 billion, maybe a little bit more.

Madhav Marda:

In terms of the competitive landscape, given in Abatacept, seems like we're the only one who has completed Phase III. Maybe one more person is starting it off, I don't know where they are right now, but even in Europe, similar competitive landscape? Like we'll probably be the first and only company at launch?

Erez Israeli:

Yes, and by the way, the idea is to launch Abatacept in every country that has a demand for this product, either by ourselves or with a partner. So, we are planning to launch in this time frame in Europe, in the United States, in Japan, in Canada, and in every market where there is a demand for this product.

Madhav Marda:	Understood, understood. Great, thank you so much.

Aishwarya Sitharam:	Thanks, Madhav. The next question is from the line of Shyam Srinivasan from Goldman Sachs. Shyam, please go ahead.

Shyam Srinivasan:

Yeah, good evening and thank you for taking my question. The first one on NRT. The disclosure you have shared around the growth there is about 25% YoY. Can you just split it out into constant currency terms, what the growth was? I remember, we had about Rs. 6 billion that is Rs. 600 Crores last year, same time, and we had Rs. 1 billion pre-tax profits. So how has that evolved from these levels now?

M. V. Narasimham:	So, Shyam, constant currency is, year-over-year, 8% growth.

Shyam Srinivasan:	Okay, MVN, so the rest is all coming from currency generally?

M. V. Narasimham:	Yes.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Shyam Srinivasan:

Okay, so how should we how should we look at the steady-state growth for this? Is there something that has changed? Because I remember single-digit growth was what we guided to, so that continues, right, in constant currency?

Erez Israeli:

Yeah, Shyam, firstly, yes. It can be. Right now, we see upside to the model. It's not a significant upside, but let's say we always had single digit, but right now it looks like on the upper side of the single digit. And it may go to double digit, depends. Because we are also participating in certain tenders, like Brazil. So, if you win this tender, it gives you a chunk of sales in a particular situation. Overall, it looks good, it looks that we are exceeding the expectation that we had internally. And, actually, the demand for this product is higher than what we thought.

Shyam Srinivasan:	Helpful, Erez. So, the sub-part of the question was on the profitability as well. I know we have done additional brand building exercise, but has the profitability materially changed?

M. V. Narasimham:

Sales are also higher, and then, with the A&P investments overall, if you remember, at the business case level, we said EBITDA is around 25%. But now, since we are doing well, the EBITDA percentage is higher than 25% currently.

Erez Israeli:	Right now, it looks really well, above expectations, but let's say, I think fair assumption will be that we'll stay with 25%.

Shyam Srinivasan:

Got it, thank you. And just the last question to some of the opening remarks you made on Novo’s strategy in Canada. Just curious, why would they want to tie up with some local organization? They didn't defend their patents originally. Is there a chance that slippage happens across the border into the US for the lower-priced version? Any philosophy or thought process to understand why they're doing it?

Erez Israeli:

You know, it's beyond my paycheque. I'm not managing Novo Nordisk. I hardly manage Dr. Reddy, that too with a lot of difficulties. I'm assuming that they want to protect their market share. They understand what will happen when a company like us will launch, and other companies will launch. Apparently, it's important for them to keep the relationship. They also said it. About, over the border, probably, but I have no data or indications about it. We are not building on that, let's say. We are building on selling to Canadians, and if it will be more, it will be more.

Shyam Srinivasan:	Thank you. All the best.

Aishwarya Sitharam:	Thanks, Shyam. The next question is from the line of Tushar Manudhane from Motilal Oswal. Tushar, please go ahead.

Tushar Manudhane:	Thanks for the opportunity. First question on India Semaglutide opportunity. Just would like to understand the approval which we have got is for diabetes and weight management, or only diabetes?

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Erez Israeli:

We got it for the diabetic product. And we are planning to launch eventually all products in India. Also, the other part of the products are in the queue to get approval. But what we will launch in March is the generic version of Ozempic, if you wish.

Tushar Manudhane:	Got it. And, so effectively, if at all, for weight management, it would not be in March, but subsequently, as and when you get the approval from the regulatory authority.

Erez Israeli:	You know, the physicians will prescribe the way they believe they should. But the indication of the product we will launch is for diabetic.

Tushar Manudhane:	Because the strength of the product is relatively lower for weight management, right?

Erez Israeli:

Also, many, many people use the Ozempic for the same, but yeah, the equivalent of Wegovy will come later. In March, we will launch Ozempic, but in India, we have all strains. We will have both the indications, as well as the oral.

Tushar Manudhane:

Got it. So, secondly, on rituximab, let's say, if at all that re-inspection happens, post your response, in your experience, has it happened that USFDA comes only for a particular line for inspection and doesn't inspect the entire site, as such?

Erez Israeli:

Absolutely. This is what PAI, pre-approval inspection, is all about. So, they are coming for a specific line. They can extend it, if they wish, it's up to them, but it's very, very common. Especially for sterile products.

Tushar Manudhane:	Got it. And on the same thing, what would be the tentative timeline for submitting the subcutaneous version filing for USFDA?

Erez Israeli:	In July 2026, we will submit, and we hope to get approval at the patent date, which is January or February 2028.

Tushar Manudhane:	Got it. And just one more from my side, R&D spend guidance, if you could share?

M. V. Narasimham:	It's in the range of, Tushar, 7-8%. What we have guided earlier, that remains same.

Tushar Manudhane:	But now that major part, which was with respect to Abatacept, is largely done, you think that we'll be still on the higher side of this guidance? At least for FY27?

M. V. Narasimham:	So, for Pembrolizumab also, we have just started the collaboration with Alvotech. New molecules also we'll continue to introduce. That's why we are saying 7% to 8% range.

Erez Israeli:

When we finish a budget of a product, we obviously want to develop more products. We have aspiration to launch hundreds of products in the next 15 years. So, there is enough products to develop. So, it's more how much we can afford in a particular time and our capacity in R&D.

Tushar Manudhane:	Yes, agreed. Great, absolutely. Thanks, and all the best.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Aishwarya Sitharam:	Thanks, Tushar. The next question is from the line of Vivek Agarwal from Citi. Vivek, please go ahead.

Vivek Agrawal:

Yeah, thanks. My question is related to SG&A spend. That continues to remain high, and this is against the company's guidance of some moderation ahead of Revlimid cliff. Just want to understand the outlook here. Are we expecting any kind of decline in SG&A spend next year in FY27, or it can still grow YoY, maybe at a lower rate? So if you can help us understand. Thank you.

M. V. Narasimham:

Well, Vivek, with lower Lenalidomide sales for the quarter, as a percentage to sales, the SG&A still is, without this Labor Law Codes impact at 30%. Then, the way in which forex has given a favourable impact on the top line, our SG&A spends are also there in Russia, in Europe for the NRT and there is a forex impact also in SG&A. We have continued to invest in our branded businesses growth, be it India, emerging markets, NRT, all are on the solid path of growth. Despite continuing to invest, with 30% of the sales, we believe, we are in the control of the overall SG&A.

Vivek Agrawal:

Understood, and that makes sense, but just want to understand an absolute level, right? So, in the absolute terms, are we expecting any kind of moderation or decline in next year, or it can still grow from here on?

Erez Israeli:

So, you'll see that it will grow less. So, moderation of the growth. The reason for that, as we discussed in the past, we obviously prepared for the post-Lenalidomide era for quite some time. We knew it is coming, we are aware of the implications. It did not come as a surprise to us. And part of our cost containment, which is one of the key principles that I mentioned, is that we want to control the cost, also the SG&A. The idea is that, overall, the discretionary cost we are controlling very much, like we discussed in the past, and the pace of the growth of the cost will be less than half of the growth of the top line.

Vivek Agrawal:	Thanks, Erez. That's all from my side. Thank you.

Aishwarya Sitharam:	Thanks, Vivek. The next question is from the line of Kunal Lakhan from CLSA. Kunal, please go ahead.

Kunal Lakhan:

Yeah, hi. Thanks for taking my question. My question was on the emerging markets, especially Russia. We saw some good growth numbers this quarter, and I do read your commentary that it's primarily driven by new product launches. Just wanted to understand how much of this growth was because of the new products, and how much was the base business growth here?

Erez Israeli:

It is both. We have grown in all three segments in Russia, meaning the retail, the hospitals. And in retail, both on the Rx and the OTC. So, it's both, you know, the old products as well as the new products.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Kunal Lakhan:

And also, in terms of pipeline of new products, if you can give some colour on the coming quarters and years, how does the pipeline look like, and whether this growth is sustainable, once the current high base is actually in the base.

Erez Israeli:	So, the growth in Russia is sustainable. Not always you'll see a 21% growth every quarter, but healthy double digits in Russia is absolutely sustainable.

Kunal Lakhan:	Sure, thanks, that's helpful. All the best.

Aishwarya Sitharam:	Thanks, Kunal. The next question is from the line of Shashank Krishnakumar from Emkay Global. Shashank, please go ahead.

Shashank Krishnakumar:

Hi, thanks for taking my question. Just one question on our Semaglutide tablets filing in India. I think the SEC has asked for some on-site verification of our Phase III trial data. Now, does it typically meaningfully impact approval timelines, or is it sort of relatively easier to address? Just wanted to understand that.

Erez Israeli:	I don't have any concerns on this one.

Shashank Krishnakumar:	Got it, and just a related question, so, post-March, subject to an approval, there's no litigation overhang even for the launch of tablets, right, in India?

Erez Israeli:	Correct.

Shashank Krishnakumar:	Good. Thank you. That's helpful. That's it from my side.

Aishwarya Sitharam:	Thanks, Shashank. The next question is from the line of Surya Patra, from PhillipCapital. Surya, please go ahead.

Surya Patra:

Thanks for the opportunity. My first question is on the Aurigene CDMO opportunity. In the opening remarks, you have mentioned that, it has been qualified as an exclusive supplier of two innovative APIs. So, how important this opportunity could be for us, and when would that be fructifying, and in terms of the revenue contribution, what we should be seeing out of it?

Erez Israeli:

So, as we speak, this is still a small business. I'm sure you all recall, we started placing more emphasis on this activity for the last two years. What we try today to do is to engage meaningful products. Initially, we start with Phase I, Phase II, and we are very happy that efforts that started about 2 years ago now started to yield. How significant it is now? It's not that significant, but we should absolutely see, I believe, 100 plus of million dollars coming to us as a growth in the next 2 to 3 years from that. For the overall scheme is not big, but for the CDMO business, it is an important place, because it will allow them to have sustainable capabilities over time.

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Surya Patra:

Sure. My second question is on Lenalidomide. So, knowing the fact that we are an integrated player, means having our own API also for that. So, given that situation, what is a kind of a tail-end opportunity in Lenalidomide that we should be seeing?

Erez Israeli:

We'll continue to be in the product. But given the fact that we are comparing it to the period of time in which we had this agreement, I always advise people not to give a value to it. So, it will not confuse all of you. So, you should assume that the old arrangement from Q4 is zero. Doesn't mean that we will not sell, but let's say just another molecule for clarity, just it will help everybody.

Surya Patra:

Sure, sure. Just one bookkeeping question. We have talked about the forex element, in couple of line items this quarter. So, whether there is a kind of a net positive impact that we have seen? What is the kind of net Forex loss or gain that we have seen in the financials for the quarter? And the same number, if you can give for the corresponding previous quarter also.

M. V. Narasimham:

So, Surya, if you see that for each of the sales we have called out, especially in Europe and EM, there's definitely a forex element. At the same time, in the SG&A, as well as COGS on whatever we import also, we have to account at a higher price. There is a net-net positive impact on the EBITDA margins.

Surya Patra:	Sure. Are we quantifying, sir?

M. V. Narasimham:	It's not that significant.

Erez Israeli:	I don't remember exactly the numbers, but it is not very significant. For the sake of analysis, I don't remember exactly the percentage, but it's not huge.

Surya Patra:	Thank you, sir. Wish you all the best.

Aishwarya Sitharam:	Thanks, Surya. In the interest of time, we will take one last question from Foram Parekh of Bank of Baroda Capital Markets. Foram, please go ahead.

Foram Parekh:

Thank you for the opportunity. My question is on the India market. So, with the new acquisition that we have done, we have seen growth expanding to 19%. So, in FY27, can we assume with Semaglutide launch, and as the new acquisition scales up, would it be wise to assume a growth rate higher than the current growth rate of 19%?

Erez Israeli:

We feel very, very comfortable with a 15% plus. Can it be more than 19%? It can, but I don't recommend using it for now. What we can say, that the 15-16% is very sustainable. The rest is dependent on certain scenarios. But it might. Plus, we are not done with BD. So, likely it will come, but of course, we cannot guide for it.

Foram Parekh:

Okay, that's helpful. My second question is on the European side, ex of NRT, where we have seen sales mellowing down to 15% growth, even with the launch of biosimilars. So, again, the question is, as these biosimilars scale up, and probably with the launch of Abatecept in the European market, so can European region ex of NRT, scale, north of 20% or so?

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Q3FY26 Earnings Conference Call Transcript
January 21, 2026

Erez Israeli:

Again, it can, but it depends on the scenarios. So, I think what I can say about Europe, and this is something that we are very proud of. You know, in 2018, we had less than EUR 100 million sales in Europe. And in the future, in the next 2 or 3 years, we will see 10 times this number. So it emphasizes the importance of Europe for us. Europe is not only what we do in Europe, but also what we do with partners in Europe. So it's very, very important for us, because we will not have capability in all the markets. So the answer to if it's possible? It is possible, but we are not guiding for that. What we are saying is that all markets should grow double digits, beside the United States. That will grow single digit. And this is without taking the impact of Lenalidomide, like I mentioned, from next quarter, this arrangement is done. And, that's how we should see.

Foram Parekh:

Sure. And last question is on the global, generics gross margin. As Revlimid sales have come down, we've seen gross margins also coming down to 57%. So, from next quarter onwards, with zero Revlimid sales, can the gross margin trajectory scale down further?

M. V. Narasimham:

So, we can expect, without Lenalidomide scenario, from Q4 onwards, our gross margin of both Global Generics and PSAI in the range of 50-55%. Some quarters, depending on the products, and business mix, it varies, but the range is 50-55% overall.

Foram Parekh:	Sure, thanks for taking my question.

Aishwarya Sitharam:

Thanks, Forum. And that was the last question for the call today. Thank you all for joining us. We value your time and participation on the call. If you have any further questions or need additional information, please do feel free to reach out to me. With that, we conclude today's earnings call. Thank you, everyone.

Note: The contents of this transcript have been edited for accuracy and readability, without altering the substance of the discussion.

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